UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

CNH GLOBAL N.V.

(Name of the Issuer)

FI CBM Holdings N.V.

Fiat Industrial S.p.A.

CNH GLOBAL N.V.

Exor S.p.A.

(Names of Persons Filing Statement)

Common Shares, Par Value

€2.25 Per Share

(Title of Class of Securities)

N20935206

(CUSIP Number of Class of Securities)

Derek Neilson FI CBM Holdings N.V. Basildon Essex SS14 3AD United Kingdom Tel. No.: +44 1268 533000	Pablo Di Si Fiat Industrial S.p.A. Via Nizza, 250 10126 Turin Italy Tel: +39 011-00-61-111	Richard Tobin CNH Global N.V. 6900 Veterans Boulevard Burr Ridge, Illinois 60527 United States of America Tel: 630-887-2344	Enrico Vellano Exor S.p.A. Via Nizza, 250 10126 Turin Italy Tel: +39 0115090266

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel.: 212-558-4000	Roberto Russo Fiat Industrial S.p.A. Via Nizza, 250 10126 Turin Italy Tel: +39 011-00-61-111	Michael Going CNH America LLC 6900 Veterans Boulevard Burr Ridge, Illinois 60527 Tel. No.: 630-887-3766

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a1 through 240.14b2), Regulation 14C (§§240.14c1 through 240.14c101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,824,380,512	$385,245.50

(1)	Estimated solely for the purpose of calculating the registration fee, the transaction value was calculated as follows: (i) (a) 161,379,092, the estimated number of ordinary shares of Fiat Industrial S.p.A. (“Fiat Industrial”) held by US investors to be cancelled and exchanged for common shares of FI CBM Holdings N.V. (“DutchCo”), multiplied by (b) €8.53 the average of the high and low prices of the Fiat Industrial ordinary shares on the Mercato Telematico Azionario on May 6, 2013, multiplied by (c) 1.3076, the euro to dollar exchange rate on May 6, 2013, as reported on Bloomberg plus (ii) (a) 24,360,161, the estimated number of common shares of CNH Global N.V. (“CNH”) held by US investors to be cancelled and exchanged for DutchCo common shares, multiplied by (b) $42.10, the average of the high and low prices for the CNH common shares on the NYSE on May 6, 2013.

(2)	Calculated at a rate equal to 0.0001364 multiplied by the transaction value calculated in accordance with (1) above.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $385,245.50	Filing Party: FI CBM Holdings N.V.

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-188600)	Date Filed: May 14, 2013

INTRODUCTION

This Amendment No. 2 to the transaction statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder, by CNH Global N.V., a corporation incorporated under the laws of The Netherlands, as the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (“CNH” or the “issuer”), Fiat Industrial S.p.A., a corporation incorporated under the laws of Italy, as affiliate of the issuer within the meaning of Rule 13e-3 (“Fiat Industrial”) Exor S.p.A., a corporation incorporated under the laws of Italy, as largest shareholder of Fiat Industrial and affiliate of the issuer within the meaning of Rule 13e-3 (“Exor”), and FI CBM Holdings N.V., a corporation incorporated under the laws of The Netherlands, as a wholly owned subsidiary of Fiat Industrial and as affiliate of the issuer within the meaning of Rule 13e-3 (“DutchCo” and, together with Fiat Industrial, CNH and Exor, the “Filing Persons”).

This Transaction Statement relates to the merger agreement, dated as of November 25, 2012 (the “merger agreement”), entered into by and among CNH, Fiat Industrial, DutchCo and Fiat Netherlands Holding N.V. (“FNH”). Pursuant to the merger agreement, FNH will merge with and into Fiat Industrial and CNH and Fiat Industrial will merge with and into DutchCo, with DutchCo continuing as the only surviving corporation (the “Merger”). Subject to requisite shareholder approvals, CNH and Fiat Industrial have agreed that CNH and Fiat Industrial shareholders will receive in connection with the Merger:

•	3.828 DutchCo common shares for each CNH common share that they hold; and

•	one (1) DutchCo common shares for each Fiat Industrial ordinary share that they hold.

Holders of CNH common shares are to vote on the Merger to be adopted pursuant to the merger agreement at an extraordinary meeting of shareholders scheduled for July 23, 2013. Separately, holders of Fiat Industrial ordinary shares are to vote on the merger plan at an extraordinary meeting of shareholders scheduled for July 9, 2013. The Merger will not become effective unless (a) a resolution approving the Merger is passed at the extraordinary meeting of holders of CNH common shares and (b) a resolution approving the applicable merger plan is passed at the extraordinary meeting of holders of Fiat Industrial ordinary shares. Fiat Industrial, which as of May 28, 2013 owned approximately 87% of the authorized and issued common shares of CNH through its wholly-owned subsidiary, FNH, has agreed to vote, or to cause FNH to vote, in favor of the Merger. As a result, the resolutions of the CNH extraordinary shareholders’ meeting are certain to pass. As of May 28, 2013, Exor S.p.A. (“Exor”) owned 30.01% of Fiat Industrial’s share capital and Fiat S.p.A. (“Fiat”) owned approximately 2.8% of Fiat Industrial’s share capital. Exor has entered into a voting agreement with CNH dated December 11, 2012 whereby it agreed to vote in favor of the Merger. As of May 28, 2013, Exor also owned approximately 30.05% of Fiat.

If the Merger is completed, the CNH common shares will cease to be listed on the New York Stock Exchange, or NYSE, and CNH shareholders will cease to have any ownership interest in CNH.

Concurrently with the filing of this Transaction Statement, DutchCo is filing with the SEC a registration statement on Form F-4, which includes a preliminary prospectus of DutchCo (the “prospectus”) relating to (i) the common shares of DutchCo to be issued by DutchCo to (a) holders of common shares of CNH and (b) holders of ordinary shares of Fiat Industrial and (ii) the special voting shares of DutchCo to be issued by DutchCo to electing holders of common shares of CNH and ordinary shares of Fiat Industrial, provided that such shareholders meet the conditions more fully described in the prospectus under “The DutchCo Shares, Articles of Association and Terms and Conditions—Special Voting Shares—Terms and Conditions of the Special Voting Shares”.

DutchCo will apply to list the DutchCo common shares on the New York Stock Exchange, where trading is expected to commence on the first business day following the effectiveness of the Merger.

The cross-references to the prospectus below are being supplied pursuant to General Instruction G to Schedule 13E-3 and, unless otherwise noted, show the location in the prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the prospectus and the annexes thereto. As of the date hereof, the prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1. SUMMARY TERM SHEET.

Item 1001 of Regulation M-A:

Summary Term Sheet. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Summary of the Terms and Conditions of the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION.

Item 1002 of Regulation M-A:

(a) Name and Address. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—CNH”

“CNH—Overview”

(b) Securities. The class of securities to which this Transaction Statement relates are the common shares of CNH, par value €2.25 per share, of which 243,877,631 shares were issued and outstanding as of May 28, 2013.

(c) Trading Market and Price. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Comparative Market Prices”

(d) Dividends. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Dividend Data”

“Summary—Comparative Per Share Data”

“Comparative Per Share Data”

“Special Factors—Interests of Certain Persons in the Merger—CNH Dividend”

“Special Factors—Background of the Merger”

(e) Prior Public Offerings. None

(f) Prior Stock Purchases. None.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

Item 1003 of Regulation M-A:

(a) (b) (c) Name and Address. Business and Background of Entities. Business and Background of Natural Persons. CNH is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby. The address, telephone number and principal executive offices of CNH are set forth in the prospectus under the caption “Summary—CNH”, which is incorporated herein by reference.

Fiat Industrial is an affiliate of CNH because, as of May 28, 2013, FNH, a wholly-owned subsidiary of Fiat Industrial, owned approximately 87% of the outstanding CNH shares. The address, telephone number and principal executive offices of Fiat Industrial are set forth in the prospectus under the caption “Summary—Fiat Industrial”, which is incorporated herein by reference.

DutchCo, a wholly owned subsidiary of Fiat Industrial, is an affiliate of CNH due to its being, along with CNH, under the common control of Fiat Industrial. The address, telephone number and principal executive offices of DutchCo are set forth in the prospectus under the caption “Summary—DutchCo”, which is incorporated herein by reference.

Exor is an affiliate of CNH due to its being, as of May 28, 2013, the largest single shareholder of Fiat Industrial, with an interest of approximately 30%. Exor S.p.A., with registered offices in Via Nizza, 250, Turin, Italy, is an investment company which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and United States.

Giovanni Agnelli e C. S.a.p.az (“G.A.”) is the person ultimately in control of CNH due to its being the largest single shareholder of Exor S.p.A. G.A. is a limited partnership represented by shares (Societa’ in Accomandita per Azioni). The present principal business activity of GA is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of GA’s principal business and principal office is Via Nizza, 250, Turin, Italy.

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the last 5 years of each director and executive officer of CNH are set forth in the prospectus under the caption “CNH—Information relating to directors and executive officers of CNH”, which is incorporated herein by reference.

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the last 5 years of each director and executive officer of Fiat Industrial are set forth in the prospectus under the caption “Fiat Industrial—Directors and Executive Officers of Fiat Industrial”, which is incorporated herein by reference.

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the last 5 years of each director and executive officer of DutchCo are set forth in the prospectus under the caption “DutchCo—Directors and Management of DutchCo”, which is incorporated herein by reference.

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the last 5 years of each director and executive officer of Exor are set forth in the prospectus under the caption “Major Shareholders of Fiat Industrial and CNH—Information regarding Exor and its Directors”, which is incorporated herein by reference.

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment of each director and executive officer of G.A. are set forth under the caption “Major Shareholders of Fiat Industrial and CNH—Information regarding Giovanni Agnelli e C. S.a.p.az and its Managing Partners”.

None of the persons or entities listed above was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor was any of the persons or entities listed above a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or securities state laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

Item 1004 of Regulation M-A:

(a) Material Terms. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Summary of the Terms and Conditions of the Merger”

“Summary—Merger Consideration”

“Special Factors—Background”

“Special Factors—Fiat Industrial’s reasons for the Merger”

“Special Factors—Position of Fiat Industrial, Exor and DutchCo regarding the Fairness of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

“Special Factors—Accounting Treatment”

“The Merger Agreement and Merger Plans—The Merger Agreement”

“The Fiat Industrial Extraordinary General Meeting”

“The CNH Extraordinary General Meeting”

“Comparison of Rights of Shareholders of Fiat Industrial, CNH and DutchCo”

“Tax Consequences—Material U.S. Federal income Tax Consequences”

“Tax Consequences—U.S. Shareholders”

Appendix A—Merger Agreement

(c) Different Terms. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Effects of the Merger”

“Risk Factors—Failure to timely complete the Merger could negatively affect Fiat Industrial’s and CNH’s business plans and operations and have a negative impact on the market price of Fiat Industrial’s and CNH’s shares.”

“The Merger Agreement and Merger Plans—The Merger Agreement”

“Comparison of Rights of Shareholders of Fiat Industrial, CNH and DutchCo”

Appendix A—Merger Agreement

(d) Appraisal Rights. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary— Dissenters’, Appraisal, Cash Exit or Similar Rights”

“Special Factors—Dissenters’, Appraisal, Cash Exit or Similar Rights”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the prospectus under the following captions is incorporated herein by reference:.

“Questions and Answers About the Merger”

“Summary—Summary of the Terms and Conditions of the Merger”

“Risk Factors—Risks Related to the Merger—Absence of a trading market”

“The Merger Agreement and Merger Plans—Closing of the Merger—Closing Conditions”

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Past Material Contracts between Fiat Industrial and CNH”

“Major Shareholders of Fiat Industrial and CNH—The Relationship Between Fiat Industrial and Exor”

“Major Shareholders of Fiat Industrial and CNH—The Relationship Between CNH and Fiat Industrial”

(b) (c) Significant Corporate Events. Negotiations or Contacts. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Past Material Contracts between Fiat Industrial and CNH”

“The Merger Agreement and Merger Plans—The Merger Agreement”

“Major Shareholders of Fiat Industrial and CNH—The Relationship Between Fiat Industrial and Exor”

“Major Shareholders of Fiat Industrial and CNH—The Relationship Between CNH and Fiat Industrial”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Risk Factors—Risks Related to the Merger”

“Special Factors—Background of the Merger”

“The Merger Agreement and the Merger Plan”

Appendix A—Merger Agreement

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:

(b) Use of Securities Acquired. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger on CNH”

“The Merger Agreement and the Merger Plan”

(c) (1)-(8) Plans. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Past Material Contracts between Fiat Industrial and CNH”

“Special Factors—Effects of the Merger on CNH—Plans for CNH”

“The Merger Agreement and Merger Plans”

Appendix A—Merger Agreement

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A:

(a)-(c) Purposes; Alternatives; Reasons. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors of Fiat Industrial”

“Special Factors—Position of Fiat Industrial and DutchCo regarding the Fairness of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

“Special Factors—Fiat Industrial’s Reasons for the Merger”

“Special Factors—Effects of the Merger on CNH”

(d) Effects. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Dissenters’ Rights of Appraisal”

“Summary—Summary of Tax Consequences”

“Special Factors—Fiat Industrial’s Reasons for the Merger”

“Special Factors—Position of Fiat Industrial, Exor and DutchCo regarding the Fairness of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

“Special Factors—Effects of the Merger on CNH—Plans for CNH and Fiat Industrial After the Merger”

“Tax Consequences—U.S. Shareholders”

“DutchCo”

“Comparison of Rights of Shareholders of Fiat Industrial, CNH and DutchCo”

“Special Factors—Unaudited Pro Forma Financial Information”

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:

(a) (b) Fairness. Factors Considered in Determining Fairness. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board of Directors of Fiat Industrial”

“Special Factors—Position of Fiat Industrial, Exor and DutchCo regarding the Fairness of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

“Special Factors—Opinions of the Financial Advisors to the Special Committee of CNH”

(c) Approval of Security Holders. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Position of Fiat Industrial, Exor and DutchCo regarding the Fairness of the Merger”

“The CNH Extraordinary General Meeting”

“The Merger Agreement and Merger Plans—The Merger Plans”

(d) Unaffiliated Representative. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

“Special Factors—Opinions of the Financial Advisors to the Special Committee of CNH”

(e) Approval of Directors. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

(f) Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A:

(a) (b) Report, Opinion, or Appraisal. Preparer and summary of the report, opinion or appraisal. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

“Special Factors—Opinions of the Financial Advisors to the Special Committee of CNH”

“Special Factors—Analysis of the Financial Advisor to Fiat Industrial”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CNH or Fiat Industrial, during its regular business hours by any interested CNH or Fiat Industrial shareholder, and copies may be obtained by requesting them in writing from CNH or Fiat Industrial, at the addresses provided under the caption “Where You Can Find More Information” in the prospectus, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:

(a) (b) Source of Funds. Conditions. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Summary of the Terms and Conditions of the Merger—Merger Consideration.”

“Summary—Summary of the Terms and Conditions of the Merger—Conditions”

“Risks Factrors—Failure to timely complete the Merger could negatively affect Fiat Industrial’s and CNH’s business plans and operations and have a negative impact on the market price of Fiat Industrial’s and CNH’s shares.”

“The Merger Agreement and Merger Plans—Certain Covenants—The CNH Dividend”

(c) Expenses. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Risk Factors— DutchCo, Fiat Industrial and CNH Will Incur Transaction Costs in connection with the Merger”

“Summary—Fees and Expenses”

“Special Factors—Fees and Expenses”

(d) Borrowed Funds.—Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:

(a) Securities Ownership. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger” “Major Shareholders of Fiat Industrial and CNH—The Relationship Between Fiat Industrial and Exor”

“Major Shareholders of Fiat Industrial and CNH—The Relationship Between CNH and Fiat Industrial”

(b) Securities Transactions. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“CNH—Recent Transactions in CNH Common Shares”

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Item 1012 of Regulation M-A:

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Fiat Industrial”

“The CNH Extraordinary General Meeting—Date, Time, Place and Matters to be Considered at CNH Extraordinary General Meeting”

(e) Recommendations of Others. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Recommendation of the Boards of Directors of Fiat Industrial and CNH”

“Special Factors—Recommendation of the Board of Directors of Fiat Industrial

“Special Factors—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction; Fairness of the Proposed Transaction”

ITEM 13. FINANCIAL STATEMENTS.

Item 1010 of Regulation M-A:

(a) Financial Information. The financial information incorporated by reference in the prospectus under “Where You Can Find More Information— Incorporation by Reference” is also incorporated herein by reference. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Summary Historical Financial Data”

“Summary—Dividend Data”

“Summary—Comparative Per Share Data”

“Selected Financial Information”

“Comparative Per Share Data”

“Where You Can Find More Information”.

(b) Pro Forma Information. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Comparative Per Share Data”

“Special Factors—Unaudited Pro Forma Financial Information”

“Comparative Per Share Data”

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a) (b) Solicitations or Recommendations. Employees and Corporate Assets. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

ITEM 15. ADDITIONAL INFORMATION.

Item 1011 of Regulation M-A:

(b) Not applicable.

(c) Other Material Information. The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference. The information set forth in the prospectus, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit Number	Description

(a)(1)	Registration Statement on Form F-4 of DutchCo (incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed concurrently with this Transaction Statement with the Securities and Exchange Commission.)

(a)(2)	Press Release dated February 25, 2013*

(a)(3)	Press Release dated December 17, 2012*

(a)(4)	Press Release dated November 26, 2011*

(b)	Not applicable

(c)(1)	Opinion of J.P. Morgan Securities LLC dated November 25, 2012 (incorporated herein by reference to Appendix B to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 14, 2013)

(c)(2)	Opinion of Lazard Frères & Co. LLC dated November 25, 2012 (incorporated herein by reference to Appendix C to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 14, 2013)

(c)(3)

English translation of the CNH Exchange Ratio Report by Mazars Paardekooper Hoffman N.V. (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 29, 2013)

(c)(4)

English translation of the Fiat Industrial Exchange Ratio Report by Reconta Ernst & Young S.p.A. (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 14, 2013)

(c)(5)	Exchange Ratio Analysis of J.P. Morgan Securities LLC and Lazard Freres & Co. LLC dated August 3, 2012*

(c)(6)	Presentation of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of CNH Global N.V. dated October 9, 2012*

(c)(7)	Discussion Materials of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of CNH Global N.V. dated November 11, 2012*

(c)(8)	Presentation of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of CNH Global N.V. dated November 20, 2012*

(c)(9)	Presentation of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of CNH Global N.V. dated November 25, 2012*

(c)(10)	Opinion of J.P. Morgan Securities LLC dated October 12, 2012*

(c)(11)	Opinion of Lazard Frères & Co. LLC dated October 12, 2012*

(c)(12)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated April 25, 2012*

(c)(13)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated May 15, 2012*

(c)(14)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated October 14, 2012*

(c)(15)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated October 31, 2012*

(c)(16)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated November 19, 2012*

(d)	Merger Agreement (incorporated herein by reference to Appendix A to the Registration Statement on Form F-4 Filed by FI CBM Holdings N.V. on May 14, 2013)

(f)	Dissenters’ rights of appraisal are described under the caption “Special Factors— Dissenters’, Appraisal, Cash Exit or Similar Rights” included in the Amendment No. 2 to the Registration Statement on Form F-4 filed concurrently with this Transaction Statement with the Securities and Exchange Commission and incorporated herein by reference.

(g)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

FI CBM Holdings N.V.

By:	/s/ Sergio Marchionne
	Name:	Sergio Marchionne
	Title:	Chairman

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

FIAT INDUSTRIAL S.P.A.

By:	/s/ Sergio Marchionne
	Name:	Sergio Marchionne
	Title:	Chairman

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

CNH GLOBAL N.V.

By:	/s/ Richard Tobin
	Name:	Richard Tobin
	Title:	Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

EXOR S.p.A.

By:	/s/ John Elkann
	Name:	John Elkann
	Title:	Chairman and Chief Executive Officer